Filed pursuant to Rule 433

May 18, 2020

Relating to

Preliminary Prospectus Supplement dated May 18, 2020 to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-01

Piedmont Natural Gas Company, Inc.

$400,000,000 3.35% Senior Notes due 2050

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc. (the “Issuer”)

Trade Date:	May 18, 2020

Settlement Date:	May 21, 2020; T+3

Expected Ratings (Moody’s/S&P)*:	A3 (Stable)/A- (Stable)

Security Description:	3.35% Senior Notes due 2050 (the “Notes”)

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2020

Principal Amount:	$400,000,000

Maturity Date:	June 1, 2050

Price to Public:	99.287% per Note, plus accrued interest, if any, from May 21, 2020

Coupon:	3.35%

Benchmark Treasury:	2.00% due February 15, 2050

Benchmark Treasury Yield:	1.438%

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity:	3.388%

Redemption Provisions/ Make-Whole Call:

At any time before December 1, 2049 (which is the date that is six months prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

Par Call:

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	720186AM7 / US720186AM78

Joint Book-Running Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Academy Securities, Inc.

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* Note: Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271–7403, Morgan Stanley & Co. LLC toll-free at (866) 718–1649, PNC Capital Markets LLC toll-free at (855) 881–0697, RBC Capital Markets, LLC toll-free at (866) 375–6829,

SMBC Nikko Securities America, Inc. toll-free at (888) 868–6856 or U.S. Bancorp Investments, Inc. toll-free at (877) 558–2607.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.